

March 4, 2011

Brian D. Bottjer
Acting Chief Financial Officer
Biovest International, Inc.
324 South Hyde Park Avenue
Suite 350
Tampa, Florida 33606

> **Re:** **Biovest International, Inc.**
> **Form 10-K for the year ended September 30, 2010**
> **File No. 000-11480**

Dear Mr. Bottjer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief